UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent by Sociedad Química y Minera de Chile S.A. to the
Superintendencia de Valores y Seguros de Chile on February 28, 2006

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|     Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|     No |X|.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

FOR IMMEDIATE RELEASE
SQM REPORTS EARNINGS FOR THE YEAR 2005

  Highlights

  •  Fourth quarter 2005 earnings increased 43.8% to US$1.02 per ADR from US$0.71 per ADR for the fourth quarter 2004.

  •  Earnings per ADR increased 52.9% from US$2.82 for the twelve-month period ended December 31, 2004, to US$4.31 for the twelve-month period ended December 31, 2005.

  •  During the last nineteen quarters, net income has been higher than the net income of the same quarter of the previous year.

Santiago, Chile, February 28, 2006.-Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM, SQMA; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the year 2005, which reached US$113.5 million (US$4.31 per ADR), 52.9% higher than the US$74.2 million (US$2.82 per ADR) recorded during the previous year. Operating income reached US$181.2 million ( 20% of revenues), 46.3% higher than the US$123.8 million (16%of revenues) of the year 2004. Revenues obtained during the year 2005 reached US$895.9 million, approximately 16% higher than the US$775.5 million recorded for the same period of 2004.

SQM’s Chief Executive Officer, Patricio Contesse, stated “all our markets had a positive tendency during 2005 and we expect this tendency will continue in the future allowing us to be optimistic about next year results”. He added, “we are facing important challenges like the high energy cost and a less favorable exchange rate scenario, however the positive price trend and the healthy demand observed in our main markets are the key elements that will allow us to deliver better results"

Earnings for the fourth quarter of 2005 reached US$26.8 million (US$1.02 per ADR), 43.8% higher than the US$18.6 million (US$0.71 per ADR) recorded during the same period of the previous year. Operating income for the fourth quarter reached US$43.1 million, 40.8% higher than the US$30.6 million reported for the same period during 2004. Revenues totaled US$214.9 million, approximately 18% higher than the US$181.7 million recorded for the same period of 2004.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 425 2485 Fax: (56 2) 425 2493 www.sqm.com

The analysis of the different business areas is the following:

1.- Specialty Plant Nutrition (SPN)

During the fourth quarter of 2005 revenues reached US$116.4 million, 22.2% higher than the US$95.2 million recorded for the fourth quarter of 2004.

Revenues for specialty plant nutrition for the year 2005 reached US$487.8 million, 17.1% higher than the US$416.4 million of the same period of the previous year.

		2005	2004	2005/2004

Sodium nitrate	Th. Ton	58	56	2	3%
Potassium nitrate and sodium potassium nitrate	Th. Ton	696	710	-15	-2%
Blended and borate specialty plant nutrients	Th. Ton	233	258	-25	-10%
Other non SQM specialty plant nutrients (*)	Th. Ton	133	116	18	15%

Potassium sulfate	Th. Ton	179	158	21	13%

Revenues Specialty Plant Nutrition	MUS$	488	416	71	17%

The 16% increase in specialty plant nutrition revenues was mainly driven by improved pricing conditions. Prices of specialty plant nutrients increased between 15% to 25% as compared with previous year. The increase in prices responds mainly to two factors: the tight supply-demand conditions and the potassium related fertilizers positive pricing conditions.

Potassium nitrate and sodium potassium nitrate sales volume were slightly lower than last year with a different product mix increasing soluble potassium nitrate sales volume, consistent with the strategy of focusing in more profitable markets.

The lower sales volume of blended fertilizers is mainly related with the lower sales observed in the Chilean market.

Specialty plant nutrients demand continues to be strong, but SQM sales volume is constraint by current production capacity. SQM expects to increase its nitrate production capacity between 20% to 30% from 2007 second half onward.

Specialty plant nutrition gross margin(1) for the year 2005 was approximately US$32.0millionhigher than the margin of the same period of the previous year.

2.- Industrial Chemicals

Industrial Chemicals revenues during the fourth quarter of 2005 reached US$18.4 million, 3.7% higher than the US$17.8 million recorded for the fourth quarter of 2004.

During the year 2005 revenues reached US$73.9 million, 4% higher than the US$71.2 million of the previous year.

		2005	2004	2005/2004

Industrial nitrates	Th. Ton	176	190	-14	-7%
Sodium sulfate	Th. Ton	25	30	-5	-16%
Boric acid	Th. Ton	6,3	5,9	0	7%

Revenues Industrial Chemicals	MUS$	74	71	3	4%

This slightly increase in revenues is mainly explained by a continues price recovery for most of our industrial products, which more than offset lower sales volumes during this period.

Industrial nitrates have seen a reduction in sales volumes, mainly explained by a lower demand of potassium nitrate from the CRT industry (TV screens). In spite of a 4% decrease in volumes, the increase of the industrial nitrates prices allowed to obtain higher revenues in this product line.

Industrial chemicals gross margin for the year 2005 was approximately US$3.5 million higher than the gross margin of the same period of the previous year.

3.- Iodine and iodine derivatives

During the fourth quarter of 2005 revenues reached US$36.9 million, 27.5% higher than the US$29 million recorded in the fourth quarter 2004

Revenues for iodine and iodine derivatives for the year 2005 reached US$149.1 million, 34.9% higher than the US$110.5 million of the same period of the previous year.

		2005	2004	2005/2004

Iodine and derivates	Th. Ton	8,1	7,7	0,5	6%

Revenues Iodine and derivates	MUS$	149,1	110,5	38,6	35%

Higher revenues recorded in this business line is mainly explained by higher prices due to the growing demand combined with the high capacity utilization rates in the industry have put an upward pressure on prices.

The applications of Iodine and iodine derivatives that explained a significant portion of the demand growth are: x-ray contrast media, the utilization of iodine in the production of polarizing film which is an important component in LCD screens and iodo-fluoride compounds used in the synthetic fiber industry.

During 2005, SQM increased its volume sales in a similar proportion of the market’s growth, which result in that SQM preserve its market share in approximately 30%.

On average prices for iodine increased by approximately US$ 4 per kilogram as compared with previous year. Considering the strength of the fundamentals that are driving demand, together with the tight supply situation, we believe that the positive pricing trends observed so far will continue during 2006.

During January 2006, SQM acquired the iodine and iodine derivatives business of the Dutch "DSM Group". The transaction includes the iodine and iodine derivatives facilities located in the first region of Chile and the mining reserves located in the first and second region of Chile. Additionally, SQM acquired DSM's iodine and iodine derivatives commercial operation in Europe. Currently, DSM's iodine production capacity is of approximately 2.2 th. metric tons per year.

This acquisition will provide SQM logistics, commercial and productive synergies and shows SQM´s commitment with the development and strengthening of its core businesses and with the iodine industry as part of its strategy to be a long term reliable iodine supplier.

The agreement involves a base payment of US$72 million plus all the cash, accounts receivable and final product inventories minus the total liabilities of the Chilean and Dutch companies considered in the transaction.

Iodine and iodine derivates gross margin for the year 2005 was approximately US$18.0 million higher than the gross margin of the previous year.

4.- Lithium and lithium derivatives

Revenues for lithium and lithium derivatives for the fourth quarter of 2005 were US$20.5 million, 17.4% higher than the US$17.5 millions reached for the same period of 2004.

During year 2005 revenues reached US$81.4 million, 29.9% higher than the US$62.6 million recorded for the year 2004.

		2005	2004	2005/2004

Lithium carbonate and derivates	Th. Ton	27,8	30,6	-2,8	-9%

Revenues Lithium and derivates	MUS$	81,4	62,6	18,7	30%

Higher revenues in this business line are mainly explained by better price conditions. The strong demand observed during the last few years, with a growth of approximately 5% during 2005, positively affected pricing conditions and we expect this trend will continue in the future.

The lower sales volume observed during 2005 is due to the production capacity constraint. Current production capacity is approximately 28.5 th metric tons per year. SQM expects to increase its lithium carbonate production capacity from 2008 onward.

During 2005 the most important applications driving market growth were batteries, greases and frits. Regarding Lithium-ion batteries, during 2004 certain producers overstocked, generating a lower demand at the beginning of 2005, this situation was reverted during the first half of 2005.

Regarding to lithium hydroxide, demand continues to increase which generates improved pricing conditions. SQM’s new lithium hydroxide plant have a total capacity to satisfy approximately 50% of the market.

Lithium and lithium derivatives gross margin for the year 2005 was approximately US$12.5million higher than the gross margin of the same period of previous year.

5.- Others

Potassium chloride

Revenues for potassium chloride for the fourth quarter of 2005 reached US$8.4 million, higher than the US$7.0 million reached during the same period of 2004.

During the year 2005 revenues reached US$32.4 million, 11.6% lower than the US$ 36.7 million recorded in the year 2004.

		2005	2004	2005/2004

Potassium chloride	Th. Ton	128,7	210,4	-81,8	-39%

Revenues Potassium Chloride	MUS$	32,4	36,7	-4,3	-12%

Lower revenues are mainly explained by the acquisition of PCS Yumbes at the end of 2004 which implied a decrease in third party sales of potassium chloride and an increase of internal consumption in the production of potassium nitrate.

Additionally and regarding to the SQM’s potassium chloride policy, we will continue privileging the internal consumption of potassium chloride for the production of potassium nitrate.

Other commodity fertilizers

Sales of other commodity fertilizers, decrease from US$77.9 million during 2004, to US$75.0 million during 2005.

The 2005 results of SQM´s subsidiary in charge of the trading of SPN and commodity fertilizer in Chile (SQMC), were negatively affected by lower sales volumes and lower margins than 2004. The continuous rains that affected the fertilizer season in Chile and the high inventory of commodity fertilizers put a downward pressure affecting significantly its trading margins.

Production Costs

Production costs during 2005 were higher than 2004, mainly in iodine and nitrate production. The main factors that affected the production cost were the following:
–	Higher energy and raw materials costs
–	The less favorable exchange rate scenario in Chile
–	Maitenance and depreciation cost increase

Selling and Administrative Expenses

Selling and Administrative Expenses reached US$61.9 million (6.9% of revenues) during the year 2005 compared to the US$54.5 million (7% of revenues) recorded during the year 2004.

Non-operating income for the year 2005 shows a US$34.3 million loss which compares to a US$17.4 million loss for the same period of the previous year. The main variations in the non-operating income were the following:

•	During the year 2004, SQM sold its 14.05% stake in Empresas Melón at a public auction carried out in the Santiago Stock Exchange on August 18, 20004. The transaction reported a before-tax profit of approximately US$8 million.

•	The income derived from the investments in related companies decrease from US$4.5 million during 2004 (including Empresas Melón) to US$2.5 million in the year 2005.

•	Net financial expenses(2) reached US$(16.2) million during 2005, lower than the US(16.7) million reached during the year 2004.

•	During the year 2004, the Company recorded exchange losses of approximately US$0.4 million whereas during 2005 there have been exchange losses of approximately US$3.8 million, this is due to the Chilean peso exchange rate and Euro exchange rate.

During January 2006, SQM placed in the Chilean market a 21 years senior unsecured bond at a re-offer yield of 4.18% in UFs (Chilean inflation adjusted currency). This issuance brings into the company financial resources for approximately USD 100 million to refinance company liabilities and to fund its 2006 capital expenditure program. Additionally, this debt was secured through a cross currency swap allowing the company to fix the interest rate at US dollar fixed rate of 5.4% for a 21-year period (average life of 10 years).

Notes:

(1) Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed a similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

(2) Net financial expenses correspond to total financial expenses net of financial income during the period.

SQM is an integrated producer and distributor of specialty plant nutrition, industrial chemicals, iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the world leadership in its three main businesses: specialty plant nutrition, iodine and lithium.

This leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets where it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based in vast and high quality natural resources.
•	Know how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products
•	International sales offices with offices in more than 20 countries and sales in over 100 countries.
•	Sales synergies due to the production of a complete range of specialty plant nutrition.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information contact: Romina Soza, 56-2-4252074 / 56-2-4252485 / romina.soza@sqm.com

Balance Sheet

(US$ Millions)	As of December 31
	2005	2004

Current Assets	742,8	570,8
Cash and cash equivalents (1)	148,0	66,1
Account receivables (2)	212,3	194,0
Inventories	327,2	273,2
Others	55,3	37,5

Fixed Assets	794,6	694,7

Other Assets	103,1	91,3
Investment in related companies (3)	47,8	33,4
Others	55,3	57,9

Total Assets	1.640,6	1.356,8

Current Liabilities	428,3	126,9
Short term interest bearing debt	289,9	10,6
Others	138,4	116,3

Long-Term Liabilities	156,4	247,1
Long term interest bearing debt	100,0	200,0
Others	56,4	47,1

Minority Interest	35,5	34,2

Shareholders' Equity	1.020,4	948,6

Total Liabilities	1.640,6	1.356,8

Current Ratio (4)	1,7	4,5
Net Debt / Total capitalization (5)	18,6%	12,8%

(1) Cash + time deposits + marketable securities
(2) Account receivables + account receivables from related co.
(3) Investment in related companies net of goodwill and neg. goodwill
(4) Current assets / current liabilities
(5) Net Interest bearing debt/ (Net Interest bearing debt + Equity+ Minority Int.)

Income Statement
			For the 12-month period
(US$ Millions)	For the 4th Quarter		ended December 31,
	2005	2004	2005	2004

Revenues	214,9	181,7	896,0	775,5

Specialty Fertilizers	116,4	95,3	487,8	416,4
Potassium nitrate and Blended Fertilizers(1)	99,6	83,9	429,2	373,7
Potassium Sulfate	16,8	11,3	58,6	42,8
Industrial Chemicals	18,4	17,8	74,0	71,2
Industrial Nitrates	16,6	15,9	66,9	63,7
Sodium Sulfate	0,7	1,0	3,5	4,3
Boric Acid	1,2	0,8	3,6	3,1
Iodine and iodine derivatives	37,0	29,0	149,1	110,5
Lithium and lithium derivatives	20,5	17,5	81,4	62,6
Other Income	22,5	22,2	103,7	114,7
Potassium Chloride (Potash)	8,4	7,0	32,4	36,7
Others	14,1	15,2	71,3	78,1

Cost of Goods Sold	(136,6)	(118,1)	(582,8)	(534,5)
Depreciation	(19,8)	(17,2)	(70,1)	(62,7)

Gross Margin	58,5	46,4	243,1	178,3

Selling and Administrative Expenses	(15,4)	(15,8)	(61,9)	(54,5)

Operating Income	43,1	30,6	181,2	123,8

Non-Operating Income	(10,4)	(3,5)	(34,3)	(17,4)
Financial Income	1,3	1,1	5,5	3,6
Financial Expenses	(5,7)	(4,8)	(21,8)	(20,4)
Capitalized Interest (2)	1,7	0,5	5,1	1,7
Others	(7,6)	(0,2)	(23,2)	(2,4)

Income Before Taxes	32,7	27,1	146,9	106,4
Income Tax	(6,0)	(7,4)	(32,5)	(27,2)
Other Items	0,1	(1,0)	(0,8)	(4,9)

Net Income	26,8	18,6	113,5	74,2
Net Income per ADR (US$)	1,02	0,71	4,31	2,82

(1) Includes Blended Fertilizers, Norsk Hydro Specialty Fertilizers and Other Specialty Fertilizers
(2) Capitalized Interests in fixed assets

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf:  /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer &
Business Development SVP

Date: February 28, 2006